Filed pursuant to Rule 433
Registration No. 333-130580
January 11, 2006

HSBC Finance Corporation

Final Term Sheet
Lead Managers:	HSBC Securities (USA) Inc. (85%)
Co-Managers:	Banc of America Securities LLC (3%), Citigroup Global Markets Inc. (3%), Credit Suisse First Boston LLC (3%), Deutsche Bank Securities Inc. (3%), J.P. Morgan Securities Inc. (3%)
Structure:	10 yr Global Fixed Rate Notes
Ratings:	A1/A/AA-(Pos Outlook/Stable/Stable)
Pricing Date:	January 11, 2006
Interest Accrual Date:	January 19, 2006
Settlement Date:	January 19, 2006
Maturity Date:	January 19, 2016
Form of Note:	Senior Notes
Form of Offering:	SEC Registered Global
CUSIP:	40429CFN7
ISIN:	US40429CFN74

Transaction Details
Principal Amount:	$2,500,000,000
Benchmark Treasury:	UST 4.5% 11/15
Treasury Yield:	4.448%
Treasury Price:	100-13
Re-offer Spread:	UST + 108 basis points
Coupon:	5.5%
Re-offer Yield:	5.528%
Issue Price:	99.787%
Gross Fees:	0.450%
Net Price:	99.337%
Total Proceeds to Issuer:	$2,483,425,000
Coupon Payment Dates:	Semi-annual on each January 19 and July 19; commencing on July 19, 2006
Call Features:	NCL
Day Count Convention:	30/360
Minimum Denominations:	$100,000 and integral multiples of $1,000 thereafter
Listing:	NYSE

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.